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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934

                             (Amendment No. 1)*


                                 JFAX.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   477366 10 8
          ------------------------------------------------------------
                                 (CUSIP Number)


                                December 27, 1999
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]  Rule 13d-1(b)

         [_]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                         (Continued on Following Pages)

---------------------                                       -------------------
CUSIP NO. 477366 10 8                  13G                     PAGE 2 of 10
---------------------                                       -------------------
--------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (ENTITIES ONLY)

         ORCHARD/JFAX INVESTORS, LLC

--------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a)  [  ]
                                                     (b)  [  ]
--------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------
 4.      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------
                           5.  SOLE VOTING POWER
  NUMBER OF                    13,063,034 Shares.
    SHARES                 -----------------------------------
BENEFICIALLY               6.  SHARED VOTING POWER
  OWNED BY                     0
    EACH                   ----------------------------------
 REPORTING                 7.  SOLE DISPOSITIVE POWER
   PERSON                      13,063,034 Shares.
    WITH:                  -----------------------------------
                           8.  SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------
 9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         13,063,034 Shares.
--------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                          [  ]
--------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         39.38%
--------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*

         OO Limited Liability Company
--------------------------------------------------------------


---------------------

*   SEE INSTRUCTIONS BEFORE FILLING OUT.

---------------------                                       -------------------
CUSIP NO. 477366 10 8                  13G                     PAGE 3 of 10
---------------------                                       -------------------
--------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (ENTITIES ONLY)

         RICHARD S. RESSLER
--------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a)  [  ]
                                                     (b)  [  ]
--------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------
 4.      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------
                      5.   SOLE VOTING POWER
  NUMBER OF                13,453,278 Shares.
    SHARES            ----------------------------------------
BENEFICIALLY          6.   SHARED VOTING POWER
  OWNED BY                 0
    EACH              ----------------------------------------
 REPORTING            7.   SOLE DISPOSITIVE POWER
   PERSON                  13,453,278 Shares.
    WITH:             ----------------------------------------
                      8.   SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------
 9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         13,453,278 Shares.
--------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                          [  ]
--------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         40.55%
--------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------


---------------------

*   SEE INSTRUCTIONS BEFORE FILLING OUT.

---------------------                                       -------------------
CUSIP NO. 477366 10 8                  13G                     PAGE 4 of 10
---------------------                                       -------------------
--------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (ENTITIES ONLY)

         RESSLER FAMILY FOUNDATION
--------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a)  [  ]
                                                     (b)  [  ]
--------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------
 4.      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------
                      5.   SOLE VOTING POWER
  NUMBER OF                390,244 Shares.
    SHARES            ----------------------------------------
BENEFICIALLY          6.   SHARED VOTING POWER
  OWNED BY                 0
    EACH              ----------------------------------------
 REPORTING            7.   SOLE DISPOSITIVE POWER
   PERSON                  390,244 Shares.
    WITH:             ----------------------------------------
                      8.   SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------
 9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         390,244 Shares.
--------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                          [  ]
--------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         1.19%
--------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*

         OO  Charitable Trust
--------------------------------------------------------------


---------------------

*   SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 477366 10 8                  13G                        PAGE 5 of 10



PRELIMINARY STATEMENT:

         This Amendment No. 1 supplements the Schedule 13G filed by Orchard/JFAX Investors, LLC and Richard S. Ressler with the Securities and Exchange Commission on August 5, 1999, relating to the common stock, par value $0.01 per share (the "Common Stock"), of JFAX.COM, Inc. ("JFAX"). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in such
Schedule 13G.


ITEM 1(A).  NAME OF ISSUER:  JFAX.COM, Inc. ("Issuer")

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 10960 Wilshire Blvd., Suite 500, Los Angeles, CA 90024.

ITEM 2(A). NAME OF PERSON FILING: This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons"):

            (1) Orchard/JFAX Investors, LLC ("Orchard Investors");

            (2) Richard S. Ressler ("Mr. Ressler"); and

            (3) Ressler Family Foundation (the "Foundation").

            Mr. Ressler is a member and the sole manager of Orchard Investors. Mr. Ressler is a trustee of the Foundation.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
            The principal business office of the Reporting Persons is 10960 Wilshire Blvd., Suite 500, Los Angeles, CA 90024.

ITEM 2(C). CITIZENSHIP: Orchard Investors is a Delaware limited liability company. Mr. Ressler is a United States citizen. The Foundation is a California trust.

ITEM 2(D). TITLE OF CLASS OF SECURITIES: Common Stock, $.01 par value (the "Common Stock").

ITEM 2(E).  CUSIP NUMBER:  The CUSIP is #477366 10 8.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

            (a) [_] Broker or dealer registered under Section 15 of the
                    Exchange Act;

CUSIP NO. 477366 10 8                  13G                        PAGE 6 of 10

            (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act;
            (c) [_] Insurance Company as defined in Section 3(a)(19) of the
                    Exchange Act;
            (d) [_] Investment Company registered under Section 8 of the
                    Investment Company Act;
            (e) [_] An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);
            (f) [_] An employee benefit plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);
            (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
            (h) [_] A savings association as defined in Section 13(b) of the
                    Federal Deposit Insurance Act;
            (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
            (j) [_] Group in accordance with Rule 13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]

ITEM 4.     OWNERSHIP:

            Prior to December 27, 1999, all 13,453,278 shares of the Common Stock reported herein were owned directly by Orchard Investors. On December 27, 1999, Orchard Investors distributed 390,244 shares of such Common Stock to Mr. Ressler, a member of Orchard Investors. Following such distribution, and on the same date, Mr. Ressler contributed these 390,244 shares of Common Stock to the Foundation. After giving effect to these transactions, the beneficial ownership of the 13,453,278 shares of Common Stock reported herein is as follows:

            Orchard Investors:

            (a)  Amount beneficially owned: 13,063,034

CUSIP NO. 477366 10 8                  13G                        PAGE 7 of 10

            (b)  Percent of class: 39.38%

            (c) Number of shares as to which such person has:

                (i) Sole power to vote or to direct the vote:  13,063,034

                (ii) Shared power to vote or to direct the vote: 0

                (iii) Sole power to dispose or to direct the disposition of:
                13,063,034

                (iv) Shared power to dispose or to direct the disposition of: 0

            Mr. Ressler:

            (a)  Amount beneficially owned: 13,453,278

            (b)  Percent of class: 40.55%

            (c) Number of shares as to which such person has:

                (i) Sole power to vote or to direct the vote:  13,453,278

                (ii) Shared power to vote or to direct the vote: 0

                (iii) Sole power to dispose or to direct the disposition of:
                13,453,278

                (iv) Shared power to dispose or to direct the disposition of: 0

            The Foundation:

            (a)  Amount beneficially owned: 390,244

            (b)  Percent of class: 1.19%

            (c) Number of shares as to which such person has:

                (i) Sole power to vote or to direct the vote:  390,244

                (ii) Shared power to vote or to direct the vote: 0

CUSIP NO. 477366 10 8                  13G                        PAGE 8 of 10

                (iii) Sole power to dispose or to direct the disposition of:
                390,244

                (iv) Shared power to dispose or to direct the disposition of: 0

            For Orchard Investors and Mr. Ressler, the foregoing beneficial ownership includes 312,500 shares of Common Stock underlying Warrants held by Orchard Investors which are currently exercisable at an exercise price of $2.40 per share (the "Warrants"). Accordingly, for Orchard Investors and Mr. Ressler, the foregoing percentages reflect a total of 32,861,980 shares of Common Stock outstanding as of February 2, 2000 (as reported by JFAX's transfer agent), and also assumes the exercise of such Warrants held by the Reporting Person, but not the exercise of any other warrants or options held by other persons with respect to the Common Stock (i.e. the denominator for calculating such percentage is 33,174,480 shares).


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not Applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not Applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable.

ITEM 9.     NOTICE OF DISSOLUTION:

            Not Applicable.

ITEM 10.    CERTIFICATIONS:

            Not Applicable.

CUSIP NO. 477366 10 8                  13G                        PAGE 9 of 10

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2000

                                                ORCHARD/JFAX INVESTORS, LLC

                                                By: /s/ Richard S. Ressler
                                                    ----------------------------
                                                    Richard S. Ressler
                                                    Manager



                                                RICHARD S. RESSLER

                                                /s/ Richard S. Ressler
                                                --------------------------------
                                                Richard S. Ressler



                                                RESSLER FAMILY FOUNDATION

                                                /s/ Richard S. Ressler
                                                --------------------------------
                                                Richard S. Ressler
                                                Trustee

CUSIP NO. 477366 10 8                  13G                        PAGE 10 of 10

                                  EXHIBIT INDEX

Exhibit         Description
-------         -----------
Exhibit 99      Agreement of Joint Filing, dated as of February 2, 2000, by and among Orchard/JFAX Investors, LLC, Richard S. Ressler, and
                Ressler Family Foundation